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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                            Harmonic Lightwaves, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)


                                    413160102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

CUSIP NO.  413160102               SCHEDULE 13G        PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          N. M. New Media Entertainment Ltd.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Israel
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    400,369
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   400,369
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,369
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  413160102               SCHEDULE 13G        PAGE   3   OF   6   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Effi Atad
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Israel
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    31,702
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0 shares - But may be deemed to have shared power
    EACH                       to vote a total of 400,369 shares by reason of
  REPORTING                    being President and a director of N.M. New Media
 PERSON WITH                   Entertainment Ltd. Mr. Atad expressly disclaims
                               beneficial ownership of such additional shares.
                       --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER
                               31,702
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0 shares - But may be deemed to have shared power
                               to vote a total of 400,369 shares by reason of
                               being President and a director of N.M. New Media
                               Entertainment Ltd. Mr. Atad expressly disclaims
                               beneficial ownership of such additional shares.
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,702 shares, except that Mr. Atad may be deemed to have shared power to vote a total of 400,369 shares by reason of being President and a director of N.M. New Media Entertainment Ltd. Mr. Atad expressly disclaims beneficial ownership of such additional shares.
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 413160102                                            Page 4 of 6 Pages
         -----------------------


ITEM 1.
         (a)      Name of Issuer

                  HARMONIC LIGHTWAVES, INC.

         (b)      Address of Issuer's Principal Executive Offices

                  549 BALTIC WAY
                  SUNNYVALE, CALIFORNIA  94089

ITEM 2.
         (a)      Name of Person Filing

                  (i)      N. M. NEW MEDIA ENTERTAINMENT
                  (ii)     EFFI ATAD

         (b)      Address of Principal Business Office or, if none, Residence

                  (i)      10 BEIT SHAMAI ST., TEL AVIV, 67018, ISRAEL
                  (ii)     10 BEIT SHAMAI ST., TEL AVIV, 67018, ISRAEL

         (c)      Citizenship

                  (i)      STATE OF ISRAEL
                  (ii)     STATE OF ISRAEL

         (d)      Title of Class of Securities

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE

         (e)      CUSIP Number

                  413160102

ITEM 3.

         N/A

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned

                  (i)      400,369
                  (ii)     31,702

CUSIP No. 413160102                                            Page 5 of 6 Pages
         -----------------------



(b)   Percent of Class

      (i)      3.4%
      (ii)     0.3%

(c) Number of shares as to which such person has:

     (i)
           (i)  sole power to vote or to direct the vote              400,369
          (ii)  shared power to vote or to direct the vote                  0
         (iii)  sole power to dispose or direct the
                disposition of                                        400,369
          (iv)  shared power to dispose or direct
                the disposition of                                          0


     (ii)
           (i)  sole power to vote or to direct the vote               31,702

          (ii)  shared power to vote or to direct the vote     0 SHARES - BUT MAY BE DEEMED
                                                               TO HAVE SHARED POWER TO VOTE A
                                                               TOTAL OF 400,369 SHARES BY
                                                               REASON OF BEING PRESIDENT AND
                                                               A DIRECTOR OF N.M. NEW MEDIA
                                                               ENTERTAINMENT LTD.  MR. ATAD
                                                               EXPRESSLY DISCLAIMS BENEFICIAL
                                                               OWNERSHIP OF SUCH ADDITIONAL
                                                               SHARES.

         (iii)  sole power to dispose or direct the
                disposition of                                         31,702

          (iv)  shared power to dispose or direct the
                disposition of                                 0 SHARES - BUT MAY BE DEEMED
                                                               TO HAVE SHARED POWER TO VOTE A
                                                               TOTAL OF 400,369 SHARES BY
                                                               REASON OF BEING PRESIDENT AND
                                                               A DIRECTOR OF N.M. NEW MEDIA
                                                               ENTERTAINMENT LTD.  MR. ATAD
                                                               EXPRESSLY DISCLAIMS BENEFICIAL
                                                               OWNERSHIP OF SUCH ADDITIONAL
                                                               SHARES.

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  N/A

CUSIP No. 413160102                                           Page 6 of 6 Pages
         -----------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 1999


                                            N.M. NEW MEDIA ENTERTAINMENT LTD.
                                            A corporation organized under
                                            the laws of Israel

                                            By:    /s/  Effi Atad
                                                   ----------------------------
                                                   Name:  Effi Atad
                                                   Title: President and Director


                                            EFFI ATAD

                                            By:    /s/  Effi Atad
                                                   ----------------------------